[KRAGE & JANVEY, L.L.P. LETTERHEAD]

November 30, 2007

VIA FEDEX

Mr. Kevin L. Vaughn
Branch Chief
United States Securities and
Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Retractable Technologies, Inc.
Form 10-K for the year ended December 31, 2006
Filed April 2, 2007
File No. 1-16465

Dear Mr. Vaughn:

The purpose of this letter is to respond, on behalf of Retractable Technologies, Inc. (the “Company”), to the staff’s comments contained in your letter of October 29, 2007.  The Company appreciates your patience in allowing it some additional time beyond the November 12, 2007, response date as it was in the process of completing and filing its Form 10-Q for the quarter ended September 30, 2007.  Your comments are shown in boldface type and the Company’s responses follow.

Selected Financial Data, page 14

1.              We note that you have disclosed total stockholder’s equity of $59,746,000 and $63,625,000 at December 31, 2006 and 2005, respectively.  Please reconcile these amounts to your balance sheet on page F-4, which discloses total stockholders’ equity of $59,710,000 and $63,235,000, respectively.  Revise future filings as necessary based on our comment.

“Total Stockholders’ Equity” for 2006 and 2005 was $59,710,312 and $63,235,241, respectively.  The disclosure on the Balance Sheet was correct and the disclosure under “Item 6 Selected Financial Data” was incorrect.  “Item 6 Selected Financial Data” will be corrected in future filings so that the “Total Stockholders’ Equity” amounts (in thousands) will be $59,710 and $63,235.

KRAGE & JANVEY, L.L.P.

Mr. Kevin L. Vaughn

November 30, 2007

Note 2 — Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

2.              We note from the information provided on page 6 that you have a right-of-return policy for domestic contracts.  Please tell us and revise this note in future filings to describe the material terms and conditions of your return policy and your accounting policy for returns.  Additionally, if material, revise future filings to include a rollforward of your allowance for sales returns as required by Rule 12-09 of Regulation S-X.

The material terms of the return policy for domestic customers is fully set forth under the Company’s discussion of “Working Capital Practices” in “Item 1 Business”.  The language in the eighth paragraph comes directly from the Company’s standard U.S. Distribution Agreement.  When the Company has returns, revenue is debited for the amount of the return, net of the restocking fee. Cost of goods sold is credited.  The customer’s receivable balance is credited and inventory is debited.  Any estimates for rebates are adjusted accordingly.   The Company has a small provision for returns.

Returns, as a percentage of Total sales, were 0.46%; 0.19%; 0.37%; 0.21% and 0.48% for 2002, 2003, 2004, 2005 and 2006 respectively and the Company’s reserve for returns has been less than $50,000 for this same period.  Returned products for all purposes were $92,883; $36,161; $78,808; $51,575; and $120,343 for 2002, 2003, 2004, 2005, and 2006 respectively. Since returns have not been material, the Company does not plan to include a roll forward of its allowance for sales returns under Rule 12-09 of Regulation S-X.  However, the Company will continue to monitor the level of returns for materiality and potential future disclosure under Rule 12-09 of Regulation S-X.

The Company will revise its “Revenue recognition” disclosures under Note “2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” in future filings as follows:

“The Company’s domestic return policy is set forth in its standard Distribution Agreement.  This policy provides that a customer may return incorrect shipments within 10 days following arrival at the distributor’s facility.  In all such cases the distributor must obtain an authorization code from the Company and affix the code to the returned product.  The Company will not accept returned goods without a returned goods authorization number.  The Company may refund the customer’s money or replace the product.

The Company’s return policy also provides that a customer may return product that is overstocked.  Overstocking returns are limited to two times in each 12 month period up to one percent of

KRAGE & JANVEY, L.L.P.

Mr. Kevin L. Vaughn

November 30, 2007

distributor’s total purchase of products for the prior 12 month period.  All product overstocks and returns are subject to inspection and acceptance by manufacturer.

The Company’s international Distribution Agreements do not provide for any returns.

The Company records an allowance for estimated returns as a reduction to accounts receivable and gross sales.  Historically, returns have been less than 0.48% of Total sales.”

Accordingly, the Company respectfully submits that its modified disclosures for returns will be in compliance with generally accepted accounting principles and that further revision of such disclosures is not necessary.

Please note that we have responded previously to the staff regarding this issue in a letter dated June 8, 2005, from me (on behalf of the Company) to Mr. Martin F. James, Senior Assistant Chief Accountant of the Division of Corporation Finance.  We have attached as an appendix the Company’s response (which included a recital of the staff’s prior comments) for your convenience.

Marketing Fees, page F-11

3.              We note that your marketing fees payable of $1,419,760 relate to an agreement that was terminated in 2003.  It is unclear from your disclosures as to why these liabilities remain unpaid at December 31, 2006.  Please tell us and revise this note in future filings to disclose the current status of this liability.

The Company filed suit against Abbott Laboratories in 2005 for breach of contract.  The final disposition of this payable, as well as $144,000 owed by the defendant under the same agreement, cannot be determined until the litigation is completed.  The Company does not expect the liability, if any, to exceed the amounts accrued.  The “Marketing fees” disclosures under Note “2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” will be revised in future filings as follows:

“Marketing fees

Under a sales and marketing agreement with Abbott, the Company paid marketing fees until the Company terminated the contract for breach.  The contracted services were to include participation in promotional activities, development of educational and promotional materials, representation at trade shows, clinical demonstrations, inservicing and training, and tracking reports

KRAGE & JANVEY, L.L.P.

Mr. Kevin L. Vaughn

November 30, 2007

detailing the placement of the Company’s products to end-users. Marketing fees were accrued at the time of the sale of product to Abbott. These fees were paid after Abbott provided the Company a tracking report of product sales to end-users. These costs were included in Sales and marketing expense in the Statements of Operations. No marketing fees have been accrued since October 15, 2003, the date the National Marketing and Distribution Agreement with Abbott was terminated. The Company filed suit against Abbott in August 2005 for breach of contract.  The Company does not expect the eventual liability for marketing fees, if any, to exceed the amount accrued.”

Reimbursed Discounts, page F-11

4.              We note your disclosure that “payments under the discount reimbursement program were recognized upon invoicing of amounts due under the agreement…”  Please reconcile this disclosure to your revenue policy on page 19 which states you recognize these revenues “upon delivery of the product.”  Revise future filings as necessary based on our comment.

The statement that “Payments under the discount reimbursement program were recognized upon invoicing of amounts due under the agreement ...” set forth under “Reimbursed Discounts” under Note “2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” is correct.  The invoicing that is referred to in that paragraph is the invoicing to one of the parties to the settlement agreements discussed in Note “13. LITIGATION SETTLEMENTS”. In future filings the Company will revise the language now set forth under “SIGNIFICANT ACCOUNTING POLICIES” set forth under “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations” to reflect that same language under Note 2.

Note 5.  Intangible Assets, page F-14

5.              We note that your license agreement requires you to pay a royalty fee of 5% of your gross sales.  Given that your royalty fees were approximately 8% and 7% of your total sales for the years ended December 31, 2006 and 2005, respectively, please tell us and revise future filings to clarify how your royalty expense is determined.

Under a Technology License Agreement, the Company pays royalties of five percent of gross sales for the right to utilize the VanishPoint® technology.  Invoices sent to the Company’s customers are billed at the Wholesale Acquisition Cost and represent gross sales.  “Sales, net” on the Statements of Operations is calculated by reducing revenues by both actual and estimated rebates.

KRAGE & JANVEY, L.L.P.

Mr. Kevin L. Vaughn

November 30, 2007

The material terms of the Company’s rebate policy are set forth under “Revenue recognition” in Note “2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to the financial statements.  The revenue as reflected on the Statements of Operations is not the revenue upon which the royalty is calculated.

Future filings will be amended to add the following language to Note “5 INTANGIBLE ASSETS”:

“Gross sales upon which royalties are based were $41,971,339; $34,300,473; and $36,923,900 for 2006, 2005, and 2004, respectively.”

Item 9A.  Controls and Procedures, page 22

6.              We note your disclosure that there was a material weakness identified whereby a significant entry was initially made in the wrong period.  Please address the following:

•                  Revise this item to disclose the nature of the material weakness identified in your disclosure.  In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

•                  In light of the fact that a material weakness existed, please revise this item to disclose in reasonable detail the basis for officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

In preparing its financial statements and disclosures, it came to the Company’s attention that the Company had a material weakness in its internal controls and procedures whereby a significant entry (for $1,708,608) was initially made in the wrong period.  The material weakness concerned an under-accrual of rebates due to an error in posting the year-end accrual.  This was related to a one-time adjustment specifically associated with the discount program which ended December 31, 2006.  The calculation itself was reasonable, but was recorded in January 2007 rather than December 2006.

Extenuating circumstances, including a September 2006 conversion to a new accounting system and the third quarter’s termination of the discount reimbursement program (which necessitated a change in the manner in which the estimate for rebates was calculated), contributed to the error.

Since the audit adjustment to correctly record the discounts had been made and no further significant transactions related to the discounts are expected in the future, the Company

KRAGE & JANVEY, L.L.P.

Mr. Kevin L. Vaughn

November 30, 2007

believes that the material weakness no longer existed at the end of the period covered by the report and therefore no remediation of the material weakness was necessary.

Even though the Company does not believe that there was a material weakness as of the end of the period covered by the report, it has taken the following steps to enhance its internal controls in case it ever has a similar discount program:

•                  The Company now reviews the rebate calculation earlier in its timeline in order to have the most up-to-date trial balance for future audits, as well as quarterly reviews;

•                  The Company has added an additional accountant’s position to its staff; and

•                  The Company has increased its cross training for review of the rebate calculation and timely entry.

The basis for the CEO’s and CFO’s conclusion that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the report was the fact that the error was both eventually discovered and corrected in time so that the Company’s disclosures were both accurate and timely made.  Furthermore, the Company has in place additional multiple controls as part of its regular review processes that had not yet been performed when the misposting was discovered.  Those reviews, more likely than not, would also have detected a problem of this magnitude.  Such reviews include, but are not limited to, analyses of average sales prices, cost of goods sold, profit margins, and the relationships of each to the other.

The Company will file an amended Form 10-K with the following Item 9A disclosure:

“Item 9A. Controls and Procedures.

In preparing its financial statements and disclosures relating to the 2006 year, it came to Management’s attention that the Company had a material weakness in its internal controls and procedures whereby a significant entry (for $1,708,608) was initially made in the wrong period.  The material weakness concerned an under-accrual of rebates due to an error in posting the year-end accrual.  This was related to a one-time adjustment specifically associated with the discount program which ended December 31, 2006.  The calculation itself was reasonable, but was recorded in January 2007 rather than December 2006.

Extenuating circumstances, including a September 2006 conversion to a new accounting system and the third quarter’s termination of the discount reimbursement program (which

KRAGE & JANVEY, L.L.P.

Mr. Kevin L. Vaughn

November 30, 2007

necessitated a change in the manner in which the estimate for rebates was calculated), contributed to the error.

Since the audit adjustment to correctly record the discounts had been made and no further significant transactions related to the discounts are expected in the future, Management believes that the material weakness no longer existed at the end of the period covered by the report and therefore no remediation of the material weakness was necessary.

Even though the Company does not believe that there was a material weakness as of the end of the period covered by the report, it has taken the following steps to enhance its internal controls in case it ever has a similar discount program:

•   The Company now reviews the rebate calculation earlier in its timeline in order to have the most up-to-date trial balance for future audits, as well as quarterly reviews;

•   The Company has added an additional accountant’s position to its staff; and

•   The Company has increased its cross training for review of the rebate calculation and timely entry.

Pursuant to paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 (the “Exchange Act”) and on March 29, 2007, our President, Chairman, and Chief Executive Officer, Thomas J. Shaw (the “CEO”), and our Vice President and Chief Financial Officer, Douglas W. Cowan (the “CFO”), acting in their capacities as our principal executive and financial officers, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) or Rule 15d-15(e), and determined that, as of December 31, 2006, and based on the evaluation of these controls and procedures as required by paragraph (b) of Rule 13a-15, or Rule 15d-15 there were no significant deficiencies in these procedures. The CEO and CFO determined that our disclosure controls and procedures are effective.

KRAGE & JANVEY, L.L.P.

Mr. Kevin L. Vaughn

November 30, 2007

The basis for their conclusion that the Company’s disclosure controls and procedures were effective at the end of the period covered by the report (despite the error discussed above) was the fact that the error  was both eventually discovered and corrected in time so that the Company’s disclosures were both accurate and timely made.  Furthermore, the Company has in place additional multiple controls as part of its regular review processes that had not yet been performed when the misposting was discovered.  Those reviews, more likely than not, would also have detected a problem of this magnitude.  Such reviews include, but are not limited to, analyses of average sales prices, cost of goods sold, profit margins, and the relationships of each to the other.

Finally, the CEO and CFO did not identify fraud that involved our management or any other employee who had a significant role in our internal controls.

They did not find any other deficiencies or weaknesses which would require changes to be made or corrective actions to be taken related to our internal controls. There have been no changes during the fourth quarter of 2006 or subsequent to December 31, 2006, in our internal controls over financial reporting (other than as set forth above) or in any other factor that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting.”

Exhibit 31.2

7.              We note that the certification filed as 31.2 does not contain the introductory language to paragraph 4.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238.  Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

This language was inadvertently deleted from the certification.  The Company will file an amended Form 10-K to revise the certification.  The Company respectfully requests it be allowed to file this amendment after you have reviewed its responses to the staff’s other comments in the event one or more of those responses might require an amended filing as well.

KRAGE & JANVEY, L.L.P.

Mr. Kevin L. Vaughn

November 30, 2007

As we previously discussed, the Company will await your comments on its response prior to filing its amended Form 10-K with the amended certification so that, if necessary, any additionally required disclosures may be made.  Please do not hesitate to contact us with any comments or concerns regarding this matter.

Very truly yours,

/s/ Ralph S. Janvey
Ralph S. Janvey

cc:	Mr. Douglas W. Cowan
Jack Lamkin, C.P.A.
Kristie L. Blumenschein, Esq.
Attachment

ACKNOWLEDGMENT

                In connection with its response to a comment letter dated October 29, 2007, from the United States Securities and Exchange Commission (the “Commission”) relating to its Form 10-K filed on April 2, 2007, Retractable Technologies, Inc. (the “Company”) hereby acknowledges that:

(1)                                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 30, 2007	Retractable Technologies, Inc.

/s/ Douglas W. Cowan
Douglas W. Cowan
Vice President and Chief Financial Officer

Appendix

June 8, 2005

VIA EDGAR

Mr. Martin F. James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities & Exchange Commission

Washington, DC 20549

Re:	Retractable Technologies, Inc. (“RTI” or the “Company”)
Form 10-KSB for Year Ended December 31, 2004
Filed March 31, 2005
File No. 001-16465

Dear Mr. James:

Pursuant to your request and our letter of June 7, 2005, the following are RTI’s responses to comments 1 and 2 which were set forth in your letter of May 24, 2005. In accordance with our letter of June 7, 2005, we anticipate filing our responses to comments 3 and 4 immediately upon notification from certain settling parties of their approval of our proposed disclosures but, in any event, on or before June 27, 2005.

Form 10-KSB for the year ended December 31, 2004

Item 7 — Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition — Page F-9

1.              Tell us supplementally and revise your revenue recognition policies in future filings to describe any customer acceptance privileges and rights of return you provide your customers and distributors as well as any other post shipment obligations you undertake. Explain how these arrangements impact recognition of revenue.

The Company’s international contracts do not provide for any returns.

The Company’s domestic return policy is set forth in our standard Distribution Agreement, a copy of which was incorporated by reference into the Company’s Form 10-KSB as Exhibit No. 10.1.

Mr. Martin F. James

June 8, 2005

This policy provides that a customer may return incorrect shipments within 10 days following arrival at the distributor’s facility. In all such cases the distributor must obtain an authorization code from the Company and affix the code to the Returned Product. The Company will not accept returned goods without a Returned Goods Authorization Number. The Company may refund the customer’s money or replace the product.

The Company’s return policy also provides that a customer may return product that is overstocked. Overstocking returns are limited to two times in each twelve month period up to One Percent (1%) of Distributor’s total purchase of Products for the prior twelve month period upon the following terms: i) an “Overstocked” Product is that portion of Distributor’s inventory of the Product (individual catalog number) which exceeds Distributor’s sales volume for the Product during the preceding four months; ii) Distributor must not have taken Delivery of the Product which is Overstocked (individual catalog number) during the preceding four months, iii) Overstocked Product held by Distributor in excess of twelve (12) months from the date of original invoice will not be eligible for return; iv) the Overstocked Product must be returned to the Company in the Company’s saleable case cartons which are unopened and untampered with no broken or re-taped seals; v) Distributor will be granted a credit which may be used only to purchase other Products from the Company, the credit to be in the amount of the invoice price of the returned Products less a 10% restocking fee which will be assessed against Distributor’s subsequent purchase of Product; vi) Distributor must obtain an authorization code from the Company’s distribution department and affix the code to the Returned Product; and vii) Distributor shall bear the cost of shipping the Returned Products to the Company. All Product overstocks and returns are subject to inspection and acceptance by Manufacturer.

Returned products for all purposes were $92,883; $36,161; and $78,808 for 2002, 2003, and 2004 respectively. Returns, as a percentage of revenue, were 0.46%; 0.19%; and 0.37% for 2002, 2003, and 2004 respectively.

We established a reserve for returns based on one-fourth of one percent of revenues. The current balance in the reserves account is $42,000. The Company continues to monitor the reserve for adequacy. Generally, returns are expensed as received under the terms of the Company’s return policy. We believe this procedure reflects the appropriate impact of our return policy for purposes of revenue recognition.

The Company has no other post shipment obligations.

Mr. Martin F. James

June 8, 2005

Given that the amounts involved are not material, nor do we expect them to be, the Company respectfully submits that its current accounting and disclosures for returns are in compliance with generally accepted accounting principles and that revision of such disclosures is not necessary.

In prior correspondence to the staff regarding the Company’s Form 10-SB initially filed on June 23, 2000, RTI provided a final amended response in a letter dated January 16, 2001, to a similar comment set forth in a staff letter issued by Mr. Barry N. Summer dated November 27, 2000. For your convenience, the following italicized section sets forth our prior response in full and without revision.

Prior Comment 24

10.	With regard to your return policy for product overstock, tell us how you considered SFAS No. 48, SAB 101 question No. 9 and Frequently Asked Questions (FAQ), topic 13.A.4.

SFAS NO. 48

RTI appears to meet all of the requirements of SFAS No. 48. Under Paragraph six there are six separate conditions that must be met in order to record the revenue at the time of sale. RTI’s analysis of these conditions is as follows:

a.	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

RTI’s price is fixed by contract with the purchaser and is reflected on purchase orders.

b.	The buyer has paid the seller, or the buyer is obligated to pay the seller, and the obligation is not contingent on resale of the product.

Sales to our customers are not contingent on resale and the buyer is obligated to pay RTI by the terms of the contract and when title to the product passes to the buyer, generally when the products are shipped from RTI’s plant.

c.	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

Mr. Martin F. James

June 8, 2005

Once title has passed, the buyer’s obligation has not changed in the event of theft or physical destruction or damage to the product.

d.

The buyer acquiring the product for resale has economic substance apart from that provided by the seller (i.e., the buyer actually has physical facilities and an employee base that transacts business and does not just exist “on paper”).

Our customers have established businesses and most are well-known in the industry.

e.	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

RTI has no obligation to bring about the resale of the product by the buyer. RTI does have an obligation, as a medical device manufacturer, to provide training for the distributors and their sales representatives for marketing and use of the product. This training occurs continuously and is conducted by RTI’s staff. End users must also be trained in the use of the product. RTI may assist distributors in implementing a facility’s clinical evaluations and, if the facility decides to convert to RTI’s products, assist in the conversion.

Due to the small size of RTI’s staff in relation to its market, RTI contracts with its distributors to fill a large part of marketing, clinical evaluations, and training requirements for our products. In effect, RTI has outsourced its marketing function. Additionally the distributors typically provide their own marketing and promotional materials, subject to RTI’s approval. Without the network of distributors RTI has developed, RTI would not have the resources necessary to adequately market its product due to the recent passage of national “safe needle” legislation, as well as similar legislation passed by several states in 2000. As an example, Abbott has over 250 sales representatives marketing RTI’s products in their safe needle program. Abbott developed a sales and marketing program for their safe needle program to introduce these products in the acute care market. The costs necessary to achieve the value of this program and the same ability to penetrate the hospital market are definitely marketing costs that RTI would otherwise incur if not outsourced in this manner. In other words, the distributor is responsible for the marketing and sale of the product to the end user, while RTI provides support after the sale, if and when necessary.

Mr. Martin F. James

June 8, 2005

f.	The amount of future returns can be reasonably estimated.

RTI can reasonably estimate future returns through its previous experience.

SAB 101 QUESTION NO. 9

RTI appears not to be precluded from making a reasonable estimate of returns. Paragraph 8 of SAB 101 question No. 9 defines factors, which may preclude a company from making a reasonable estimate of returns. RTI’s analysis is as follows:

a.	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand

At the present time there is state legislation in 17 states and national legislation requiring the use of safe needle devices. Such legislation was enacted due to the 800,000 needlesticks reported each year in the U.S., exposing healthcare workers and others to more than 20 bloodborne pathogens, including HIV (the virus that causes AIDS) and hepatitis. RTI’s products have received the highest rating by an independent non-profit medical device research agency, ECRI. RTI believes that demand for its products will continue to grow in the U.S. as well as worldwide.

b.	Relatively long periods in which a particular product may be returned

Based on prior history, RTI believes most of its distributors do not keep large amounts of inventory due to the costs involved. Also, many distributors have RTI ship products for them directly to their customers. Distributors also provide RTI with tracking reports so RTI can determine how much of the product has been sold and to whom it was sold. Therefore, RTI believes that our products are not held for long periods of time, particularly since they are consumable products in the healthcare industry.

c.

Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers

Mr. Martin F. James

June 8, 2005

RTI has experience with returns since we have had sales of over 23 million syringes since 1997 (0.1% of the United States market).

d.	Absence of a large volume of relatively homogenous transactions

At the present time we have two product lines sold to 7 general line distributors and 20 specialty line distributors. Pricing is the same for both categories of distributors. Sales are relatively homogenous.

SAB 101, Question 9 lists additional factors beyond those listed in paragraph 8 of SFAS No. 48 that may preclude a registrant from making a reasonable and reliable estimate of product returns. RTI’s analysis is as follows:

a.	Significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as “channel stuffing”)

RTI believes that our distributors carry a low level of inventory since many of them have us ship directly to the end user. Continuing orders from end users would also indicate that they are not building inventories. We are aware of where the products are going by the distributors providing us with tracking reports.

b.	Lack of “visibility” into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end-users

RTI does have “visibility” as to the level of sales to end users as we receive monthly tracking reports from our distributors which provide RTI with the facility name and the quantity of product sold to that facility.

c.	Expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products

RTI’s new product development does not compete with existing products, rather it serves to increase the number of different types of products we provide.

Mr. Martin F. James

June 8, 2005

d.	The significance of a particular distributor to the registrant’s business, sales and marketing

Currently we do not have a particular distributor significant to our sales and marketing plan that is subject to the overstocking provision. In any event, distributors subject to the overstocking provision provide us with tracking reports that enable us to monitor sales to the end users which we can use to evaluate the reserve amount. It should be noted that Abbott has no overstocking provision in its National Marketing and Distribution contract with RTI.

e.	The newness of a product

Our products were introduced into the marketplace in 1997. During 1999 and 2000, RTI has sold almost 23 million syringes (0.1% of the United States syringe market). Furthermore, before a medical device is used in a facility, the device undergoes a clinical evaluation in which the facility will test the product and determine whether or not to use it. Our product looks very similar to the standard products and requires some training, as with any new product.

f.

The introduction of competitors’ products with superior technology or greater expected market acceptance and other factors that affect market demand and changing trends in that demand for the registrant’s products

At the present time there is state and national legislation requiring the use of safe needle devices. Such legislation was enacted due to the 800,000 needlesticks reported each year in the United States exposing healthcare workers and others to more than 20 bloodborne pathogens, including HIV (the virus that causes AIDS) and hepatitis.

RTI’s products have received the highest rating by an independent non-profit medical device research agency, ECRI. RTI believes that demand for safe needle products will continue to grow in the United States as well as worldwide. Given the time its takes to bring a new medical device to market, including, but not limited to, development of the product, patenting the product, obtaining “approval” of the Food and Drug Administration, developing the manufacturing processes (if the product can be manufactured at all), the design and building of the manufacturing equipment, and the capacity of the

Mr. Martin F. James

June 8, 2005

equipment manufacturers, it will take a long time for the demand for new technology for safe needle products to be brought to market. RTI believes its products are well positioned to participate effectively in the safe needle market.

FREQUENTLY ASKED QUESTIONS (FAQ), TOPIC 13.A.4.

RTI believes its policies and procedures are within the parameters given by FAQ Topic 13.A.4.

Additionally, the reason for RTI’s establishing a policy for a reserve beginning on October 1, 2000, attributable to the contractual overstocking provisions with its specialty distributors is because the contracts that provide for overstocking returns were effective October 1, 2000. Therefore, there is no effect on prior period financial statements.

2.              Tell us supplementally and revise future filings to describe the contractual pricing allowances you provide to distributors and explain how you account for them.

The Company prices its products for domestic sales using a Wholesale Acquisition Cost (“WAC”). In order to receive a contractual pricing allowance, the distributor must provide a tracking report which shows, among other things, the facility that purchased the products (typically the end user). The Company then issues a credit memorandum to the distributor which brings the price of the product to the net cost. Due to the inherent timing differences in our billing for purchases and our receiving tracking reports, not all sales during the period have been issued credit memoranda. In those instances where tracking reports have not been received for the product sold during the period, the Company assumes all sales will be tracked and therefore records an accrual for each distributor that reduces revenues to the net cost and reduces accounts receivable for the unreported tracking; i.e., the revenues are reported at the net whether or not tracking reports have been received. If the net receivable ends up as a credit, it is reclassified on the balance sheet as a current liability.

The Company will revise its future filings in the following manner to explain how it accounts for pricing allowances:

Revenue is recognized for sales to distributors when title and risk of ownership passes to the distributor, generally upon shipment. Revenue is recorded on the basis of sales price to distributors, less contractual pricing allowances. Contractual

Mr. Martin F. James

June 8, 2005

pricing allowances consist of (i) rebates granted to distributors who provide tracking reports which show, among other things, the facility that purchased the products, and (ii) a provision for estimated contractual pricing allowances for products that the Company has not received tracking reports. Rebates are recorded when issued and are applied against the customer’s receivable balance. The provision for contractual pricing allowances is reviewed at the end of each quarter and adjusted for changes in levels of products for which there is no tracking report. Additionally, if it becomes clear that tracking reports will not be provided by individual distributors, the provision is further adjusted. The estimated contractual allowance is netted against individual distributors’ accounts receivable balances for financial reporting purposes. The resulting net balance is reflected in accounts receivable or accrued liabilities, as appropriate. The terms and conditions of contractual pricing allowances are governed by contracts between the Company and its distributors. Revenue for shipments directly to end-users is recognized when title and risk of ownership passes from the Company. Any product shipped or distributed for evaluation purposes is expensed.

Finally and pursuant to your request, attached hereto as Exhibit A is a statement by RTI acknowledging, among other things, its responsibility for the adequacy and accuracy of the disclosures in its filings.

Very truly yours,

/s/ Ralph S. Janvey

Ralph S. Janvey

RSJ/clm
Enclosure

EXHIBIT A

RETRACTABLE TECHNOLOGIES, INC. ACKNOWLEDGMENT

Retractable Technologies, Inc. hereby acknowledges that, in connection with responding to SEC staff comments1 and 2 set forth in a letter dated May 24, 2005:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	RTI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 8, 2005	RETRACTABLE TECHNOLOGIES, INC.

/s/ Thomas J. Shaw
THOMAS J. SHAW
PRESIDENT AND CHIEF EXECUTIVE OFFICER

/s/ Douglas W. Cowan
DOUGLAS W. COWAN
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

EXHIBIT A — Page Solo